February 18, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Room 4561
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Voxware, Inc.
Form 10-K for the fiscal year ended June 30, 2009
Filed September 28, 2009
File No. 000-021403

Dear Mr. Gilmore:

This letter is submitted on behalf of Voxware, Inc. (“Voxware” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated February 3, 2010 (the “Comment Letter”). The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each paragraph is the Company’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 8. Consolidated Financial Statements

Summary of Accounting Policies and Notes to Consolidated Financial Statements

Note 4. Accounts Payable and Accrued Expenses, page F-13

1.	In your response to prior comment 1 you indicate that $147,000 of the adjustment to accrued liabilities relates to commissions payable from sales that involved third parties with no formal commission agreements. Please tell us whether there were verbal agreements or understandings with the third parties and whether you believe the informal agreements are legally enforceable and your basis for this conclusion. If you do not believe there were verbal agreements with the third parties, explain to us how the arrangements operated such that the third party would be involved in the sale and the company would pay commissions based off of the sale. Also, please tell us if you obtained legal advice or an opinion regarding the matter indicating whether or not the arrangements are legally enforceable.

Response: The Company advises the Staff that there were no agreements, either written or oral, between the Company and any third party entity relating to the $147,000 reversal. Two third party entities accounted for approximately 88% of the total $147,000 reversal, with such amounts relating to sales which occurred in fiscal year 2005. During this time period, certain third parties were involved in the Company’s sales process. In such cases, potential sales leads were either given to the Company or the Company was brought into a transaction where the third party would provide consulting services or hardware to a customer and the Company would provide software. Generally, the Company enters into a referral fee arrangement if the third party is solely providing a potential sales lead to the Company. During fiscal year 2005, the Company accrued a fee for all third party arrangements as the Company thought it probable at the time that if a third party claimed commission (even if there was no agreement) that the Company would pay. Given the passage of time and the fact that there is no agreement requiring commission and the Company no longer deals with these third parties, the Company reversed the accrual. The Company did not obtain any legal advice or opinion in connection with this reversal.

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101

Securities and Exchange Commission
February 18, 2010

2.	In your response to prior comment 1 you indicate that $68,000 of the adjustment to accrued liabilities relates to credit memos that you believe would never be utilized. Please describe the terms of the credit memos, including a description of how customers utilize them and any time period limitations or other restrictions on use. Tell us whether you believe these credit memos represent legally enforceable obligations and your basis for this conclusion.

Response: The $68,000 in credit memos were largely made up of two credit amounts. The first credit related to a special purchase incentive offered to one customer that provided a credit of $20,000 off list price for each of the first eight sites in which the customer installed the Company’s software offerings. The Company, however, inadvertently issued a credit for the ninth site where the Company’s software offerings was installed. As such, this credit memo was properly reversed and would not be legally enforceable by the customer. With respect to the second credit, the Company offered an early payment discount of $23,000 if the customer paid the entire amount within a specific time period. The customer paid the contract amount under the Company’s normal payment terms and did not pay early. As such, the credit was properly reversed and would not be legally enforceable. The above two credits were erroneously recorded and were reversed to income in fiscal year 2008. The remainder of the credits related to several other small amounts issued as special purchase incentives or product related incentives and were issued erroneously and are immaterial individually and in the aggregate.

3.	We note your response to prior comment 1 that $17,000 of the adjustment to accrued miscellaneous charges relates to reserves set up for inventory write-downs. Please describe how you record write-downs for inventory. Tell us how you considered the guidance in ARB 43, footnote 2 and SAB Topic 5.BB that specifies that write-downs of inventory to the lower of cost or market creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Response: Historically, the Company has not carried much inventory and the annual adjustments have always been immaterial. On an annual basis, the Company reviews all inventory items that have not had any activity or have had activity that is far less than the actual quantity on hand, and the Company then decides if such items should be written off against the reserve and scrapped. This reserve was an excess reserve created erroneously in earlier years and was erroneously classified as a liability in the financial statements. Since the amount was booked in error and was immaterial, the Company wrote it off in 2008.

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101

Securities and Exchange Commission
February 18, 2010

Note 7. Stock Options and Share-Based Compensation

Share-Based Compensation, page F-17

4.	In your response to prior comment 2 you provide a quantitative analysis of the impact of the error on the annual periods for the years ended June 30, 2007, 2008, and 2009 in addition to the quarterly periods in the fiscal year ended June 30, 2009. Please provide us with a quantitative analysis of the impact of the error on the quarterly periods in fiscal year ended June 30, 2008. Explain to us how you evaluated the quantitative significance of the error to your quarterly and annual results of operations for the fiscal year ended June 30, 2008.

Response: The quantitative results for each of the quarters in fiscal year 2008 and the total for fiscal year 2008 are set forth below.

Quantitative Results:

The Company determined the effects of the error on the Company’s financial statements were:

		Three Months Ended			Year Ended
	September 30,	December 31,	March 31,	June 30,	June 30,
	2007	2007	2008	2008	2008
Net income (loss) before adjustment	$454	$(7)	$72	$66	$585
Stock option expense adjustment	$10	$31	$52	$69	$162
Net income (loss) after adjustment	$444	$(38)	$20	$(3)	$423

Based upon the table above, net profit decreased from $454,000 to $444,000 for the three months ended September 30, 2007, a change the Company deems to be immaterial on a qualitative and quantitative basis. Similarly, for the three months ended December 31, 2007, the adjustment takes the Company from a small net loss of $7,000 to a small net loss of $38,000 which the Company’s deems to be immaterial from a quantitative basis. For the three months ended March 31, 2008, the adjustment would take the Company from a small profit of $72,000 to a small profit of $20,000 which the Company deems to be immaterial from a quantitative basis based on our trends discussed in our initial response. The three months ended June 30, 2008 is the only period where the adjustment would take the Company from a small profit of $66,000 to a small loss of $3,000. As discussed in our initial response, we believe the qualitative reasons are more important and the quarterly results above do not change that opinion.

* * *

The Company acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101

Securities and Exchange Commission
February 18, 2010

     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (609) 514-4100 x4150.

Sincerely,

/s/ William G. Levering, III
William G. Levering, III
Vice President and Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP
Fax: (609) 919-6701

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101